EXHIBIT 99.18

United States Securities and Exchange Commission

Subject	CONSENT OF BARNARD FOO

Gentlemen:

In connection with Silver Wheaton Corporation’s (the “Company”) Annual Report on Form 40-F for the year ended December 31, 2008 (the “Annual Report”), I, Barnard Foo, P.Eng., Senior Mine Engineer (Wardrop Engineering Inc.), hereby consent to the inclusion in, or incorporation by reference into, and the use of my name in connection with the preparation of the following documents/reports:

1.	Resource and reserve estimates of the La Negra Mine;

2.

Technical report dated February 15, 2008, entitled “Technical Report on the Mineral Resources and Mineral Reserves of the el Alacran Deposit of the La Negra Silver Lead Zinc Copper Mine, Queretaro, Mexico”;

3.	The Annual Report.

Dated this 30th day of March, 2009

Yours truly, /s/ Barnard Foo
Name: Barnard Foo, P.Eng. Title: Senior Mining Engineer, Wardrop Engineering Inc.